COMPANY:  FIRSTCOM CORPORATION
TICKER:   FCLX
EXCHANGE: NASDAQ SMALL CAP MARKET

FORM TYPE:  425

DOCUMENT DATE:  March 8, 2000
FILING DATE:  March 8, 2000

Filed by FirstCom Corporation

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  FirstCom Corporation
Commission File No.:  001-14017
FOR IMMEDIATE RELEASE

For More Information Contact:

Jose Segrera                                           Richard Cooper/Rob Schatz
FirstCom Corporation                                   Investors Relations
(305) 448-4422                                         (516) 829-7111
jsegrera@firstcom-usa.com                              sgi@netmonger.net

         MIAMI--(BUSINESS WIRE)--March 8, 2000--FirstCom Corporation (NASDAQ:
FCLX ) today announced the appointment of Jay A. Pierce to the position of Senior Vice-President Sales. Mr. Pierce, 40, will be responsible for regional strategic sales and sales operations initiatives for Latin America. He will lead sales processes and management relationships, including Concert, global multinational customers, AT&T customers sales, level 1 customer service, and outbound telemarketing. "Jay joins FirstCom Corporation with more than 16 years of solid experience in the sales arena" said Patricio Northland, CEO FirstCom Corporation." We are confident he will help take our company to a new dimension -- a next generation technology leader." Most recently, he was Vice-President of Johnson & Johnson Professional Group Latin America responsible for the development and implementation of the Latin America business plans for Ethicon Inc., Ethicon Endo-Surgery, Johnson & Johnson, Medical Inc., Women's Health and Indigo Medical. Mr. Pierce was fully accountable for the Latin America Business Plan including Sales, Operating Expenses, and Net Income. Prior to joining the FirstCom, Mr. Pierce built a 16-year career with Johnson & Johnson and its affiliates. He has significant Sales Management experience in Latin America, in addition to his tenure as National Sales Manager for Ethicon Endo-Surgery where he helped build the top medical device sales force in the industry.

         FirstCom Corporation is rapidly emerging as a premium provider of broadband integrated Internet/data, voice and video telecommunication services to business customers in Peru, Chile and Colombia. FirstCom operates state-of-the-art fiber optic ATM/IP networks in these countries that provide high-speed Internet/data connectivity that facilitates the delivery of content to the business community. FirstCom also operates as a competitive long-distance carrier in Chile and Peru.

         Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in FirstCom's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward looking statements contained herein.

         SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause FirstCom's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in FirstCom's filings with the Securities and Exchange

Commission which readers are urged to read carefully in assessing the forward looking statements contained herein.

CONTACT: FirstCom Corporation Jose Segrera, Interim CFO 305/448-4422 jsegrera@firstcom-usa.com or Strategic Growth International, Inc. Richard Cooper / Rob Schatz 516/829-7111 sgi@netmonger.net

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PRELIMINARY PROXY STATEMENT REGARDING THE TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES PUBLICLY AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY FIRSTCOM CORPORATION AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROXY STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FIRSTCOM CORPORATION AT THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE PROXY STATEMENT AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM FIRSTCOM CORPORATION BY DIRECTING SUCH REQUEST TO FIRSTCOM CORPORATION, 220 ALHAMBRA CIRCLE, CORAL GABLES, FLORIDA 33134, ATTN: GENERAL COUNSEL,
(305)448-4422. THE MEMBERS OF THE BOARD OF DIRECTORS OF FIRSTCOM CORPORATION ARE PATRICIO E. NORTHLAND, GEORGE CARGILL, ANDREW HULSH AND DAVID KLEINMAN. AS OF THE DATE HEREOF, THERE ARE NO OTHER "PARTICIPANTS IN THE SOLICITATION", WITHIN THE MEANING OF RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.